HIVE Digital Announces Filing and Mailing of the Management Information Circular in Connection with the Annual General and Special Meeting of Shareholders

Vancouver, British Columbia--(Newsfile Corp. - November 7, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to announce its notice of annual general and special meeting (the "Meeting") of shareholders and management information circular (the "Circular") are now available on the Company's website at https://www.hivedigitaltechnologies.com/2023-annual-special-meeting as well as under HIVE' profile on SEDAR+ (www.sedarplus.ca). The Company commenced the mailing of the Circular and related materials for the meeting to HIVE's shareholders today on November 7, 2023.

HIVE will hold its meeting on November 29, 2023, at 11:00 am (Pacific Time) at Suite 710, 580 Hornby Street, Vancouver, BC V6C 3B6.

The Board of Directors of HIVE recommends that Shareholders

vote FOR ALL proposed items

Shareholders are encouraged to read the Circular and vote your shares as soon as possible. The deadline for voting your shares is at 11:00 am (Pacific Time) on Monday, November 27, 2023.

Shareholder Questions

Shareholders who have any questions or require assistance with voting may contact the Company's proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184 (for shareholders in North America)

International: +1 416-304-0211 (for shareholders outside Canada and the US)

By Email: assistance@laurelhill.com

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit
www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact: Frank Holmes info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/186460